FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2006
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel +27 11 644-2460
Fax +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel +27 11 644-2630
Fax +27 11 484-0639
Nerina.bodasing@goldfields.co.za

North America

Cheryl A Martin
Tel +1 303 796-8683
Fax +1 303 796-8293
camartin@gfexpl.com

Gold Fields, one of the world's largest gold producers, lists on the Dubai International Financial Exchange today

Johannesburg, Dubai October 30, 2006. Gold Fields Limited (Gold Fields) (NYSE: GFI; JSE: GFI), one of the world's largest gold producers, today listed on the Dubai International Financial Exchange (DIFX). Gold Fields is the first African, South African and gold mining company to list on this exchange.

Ian Cockerill, Chief Executive Officer of Gold Fields, commented:
"I am delighted that Gold Fields is again leading South African companies into a new terrain that we believe will yield many positive returns in the future. Gold Fields is confident that its listing on the DIFX will create many more opportunities for both institutions as mutually beneficial relationships develop. The DIFX is the gateway to a significant pool of liquidity in the Gulf, Middle East and Central Asian region."

The South African Minister of Minerals and Energy, Buyelwa Sonjica expressed her approval by saying:
"Gold Fields is one of South Africa's leading companies and also one of our proudest exports. The listing in Dubai supports our government's initiatives to build solid cross-border interactions and encourage capital inflows into our beautiful country. I therefore wish Gold Fields well in this venture and believe that it will add value to the economy of Dubai "

Per E. Larsson, Chief Executive Officer of the DIFX, remarked:
"The listing of Gold Fields demonstrates the attraction of the DIFX to major international companies. As the only international exchange between Western Europe and East Asia, the DIFX provides a natural link for investors in the region to access Gold Fields shares. The DIFX region has long been known for its fascination with gold, with Dubai alone importing one eighth of the world's total supply in 2005."

Nasser Al Shaali, Chief Operating Officer of the DIFX, said: "Gold Fields joins firms with roots in Kuwait, Saudi Arabia, the UAE, India, Germany, Switzerland and elsewhere that have listed securities on the exchange. We are preparing for further significant listings."

The Managing Director of the World Gold Council, Moaz Barakat, also sanctioned the listing by remarking:
"Dubai, is the City of Gold, with more than 520 tons imported in 2005, it has highest gold consumption per capita in the world and it is a hub for

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], G J Gerwel, A Grigorian°, N J Holland[†] (Chief Financial Officer), J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, °Russian
Corporate Secretary: C Farrel

the gold and jewellery trade in the Middle East and Indian subcontinent. I am very pleased with this listing on the DIFX as it allows the individual and institutional investors in this capital-rich region the opportunity to diversify their portfolios in gold-based financial instruments."

At the close of business on Thursday, 26 October 2006 Gold Fields' primary listing on the JSE had a market capitalisation of US$9 billion (based on the JSE closing price of US$17.51 per ordinary share. Gold Fields is also listed on the NYSE, LSE, Euronext and Swiss Exchanges, making DIFX its fifth secondary listing.

Since its formation in 1998, Gold Fields has grown into one of the world's largest unhedged gold producers with annual production of approximately 4.1 million ounces, proven and probable reserves of about 65 million ounces and resources of almost 179 million ounces (see www.goldfields.co.za). Gold Fields operations span across four continents with producing mines in South Africa, Ghana, Venezuela, Peru and Australia; and developing projects in Burkina Faso and Finland. Globally, the company employs almost 50 000 people.

ends

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 October 2006

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs